                                            FILED PURSUANT TO RULE NO. 424(b)(2)
                                            REGISTRATION NO. 33-08883


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 4, 1996)

                               1,500,000 SHARES                  LOGO

                           SOVRAN SELF STORAGE, INC.

                                 COMMON STOCK

                               ----------------

  All of the shares of common stock, $.01 par value per share (the "Common Shares"), of Sovran Self Storage, Inc. (the "Company") offered hereby are being sold by the Company (the "Offering"). The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "SSS". On April 16, 1997, the last reported sale price of the Common Shares on the NYSE was $29.625 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE S-5 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION, NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY  OF THIS PROSPECTUS  SUPPLEMENT
      OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                              IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                      Underwriting
                                      Price to        Discounts and  Proceeds to
                                       Public        Commissions (1) Company (2)
--------------------------------------------------------------------------------
Per Share.....................         $29.625            $1.48        $28.145
--------------------------------------------------------------------------------
Total.........................       $44,437,500       $2,220,000    $42,217,500
--------------------------------------------------------------------------------
Total Assuming Full Exercise of
 Over-Allotment Option (3)....       $51,103,125       $2,553,000    $48,550,125

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) See "Underwriting."
(2) Before deducting estimated expenses of $125,000 payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to PaineWebber Incorporated to purchase up to 225,000 additional Common Shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                               ----------------

  The Common Shares are offered by PaineWebber Incorporated, subject to prior sale, when, as and if delivered to and accepted by PaineWebber Incorporated, and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Shares offered hereby will be made in New York City on or about April 22, 1997.

                               ----------------

                           PAINEWEBBER INCORPORATED

                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 16, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON SHARES TO STABILIZE THEIR MARKET PRICE, THE PURCHASE OF COMMON SHARES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. All references to the "Company" in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference shall be deemed to include Sovran Self Storage, Inc., its predecessors, and their respective subsidiaries on a consolidated basis.

                                  THE COMPANY

  Sovran Self Storage, Inc. is a self-administered and self-managed real estate investment trust (a "REIT") which has acquired, developed, owned and managed self-storage facilities since 1985. As of April 15, 1997, the Company owned and operated 139 self-storage facilities containing an aggregate of 7.2 million rentable square feet (the "Properties"). The Properties are located in 16 states predominantly in the Eastern United States. At March 31, 1997, the occupancy level of the Properties was 85.2%.

  Since its initial public offering in June 1995 (the "Initial Offering"), the Company has acquired 65 Properties from unrelated third parties, consisting of
3.4 million rentable square feet, for an aggregate purchase price of $141 million (the "Acquisition Properties"). The Acquisition Properties are located in Alabama (3), Florida (15), Maryland (1), Massachusetts (1), Michigan (5), New York (3), North Carolina (2), Ohio (11), Pennsylvania (4), South Carolina
(1), Texas (11) and Virginia (8).

  The Company currently has contracts to purchase nine additional self-storage facilities containing approximately 600,000 rentable square feet for an aggregate purchase price of $24 million. These facilities are located in Georgia (1), Ohio (3) and Texas (5). The closings of these acquisitions are each subject to several conditions, including, among other things, satisfactory completion of the Company's due diligence. The Company is also currently conducting preliminary negotiations for other potential acquisitions totalling in excess of $25 million. No assurances can be given that the Company will complete any of these acquisitions.

  Most of the Properties conduct business under the trade name Uncle BoB's Self-Storage(R). The Company intends to convert the remaining Properties and all newly acquired self-storage facilities to this trade name upon expiration of prepaid advertising arrangements employing names acquired with the Properties. The Company believes the name Uncle BoB's Self Storage(R) is particularly user-friendly and conveys the feeling of personalized service.

  The Company's executive offices are located at 5166 Main Street, Williamsville, New York 14221 and its telephone number is (716) 633-1850. The Company also maintains a regional office in Atlanta, Georgia.

                                  RISK FACTORS

  An investment in the Common Shares involves various risks and prospective investors should carefully consider the matters discussed under "Risk Factors" prior to making an investment in the Company.

                                  THE OFFERING

Common Shares Offered (1)..........  1,500,000
Common Shares Outstanding After the
 Offering (2)......................  12,208,171
Use of Proceeds....................  The proceeds of the Offering will be used for repay-
                                     ment of amounts outstanding under the
                                     Company's credit facility, the acquisition
                                     of additional self-storage facilities, and
                                     for other working capital purposes.
New York Stock Exchange Symbol.....  SSS

--------
(1) Assumes that PaineWebber Incorporated's option to purchase an additional 225,000 Common Shares to cover over-allotments is not exercised. See "Underwriting."
(2) Does not include Common Shares reserved for issuance upon (i) possible acquisition of 379,701 outstanding units representing the aggregate minority interest in the partnership (the "Operating Partnership") which holds a 100% fee interest in all of the Properties and of which the Company is currently an approximately 96.6% economic owner, and (ii) exercise of options granted pursuant to the Sovran Self Storage, Inc. 1995 Award and Option Plan and the Sovran Self Storage, Inc. Directors' Stock Option Plan.

                                 RISK FACTORS

  Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus Supplement and the accompanying Prospectus before purchasing Common Shares in the Offering.

RISKS RELATED TO ACQUISITIONS

  The Company has acquired 65 Properties since the Initial Offering. The Company's strategy is to continue to grow by acquiring additional self-storage facilities. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the prices paid for acquired properties and the costs of any improvements required to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate, as well as general investment risks associated with any new real estate investment.

REAL ESTATE FINANCING RISKS

  Credit Facility. The Company has a $75 million line of credit (the "Credit Facility") with a financial institution (the "Lender"). The Lender has mortgages on certain of the Properties and additional Properties, subject to the Lender's discretion, may from time to time be added as collateral for the Credit Facility. The Credit Facility is recourse to the Company and the Operating Partnership and the required payments are not reduced if the economic performance of any of the Properties declines. In addition, the Lender has been granted collateral assignments of rents from certain Properties on which the Lender holds a mortgage. The Credit Facility, except under certain circumstances, limits the Company's ability to make distributions to its shareholders. If mortgage payments cannot be made or if there should occur certain other events of default, the Lender may seek to foreclose on those assets securing the Credit Facility or otherwise exercise its rights under the assignments of rents, which could have a material adverse effect on the Company and its ability to make expected distributions to shareholders and distributions required by the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code").

  Risk of Rising Interest Rates. Indebtedness that the Company incurs under the Credit Facility bears interest at a variable rate. Accordingly, increases in interest rates could increase the Company's interest expense, which would adversely affect the Company's cash available for distribution and its ability to pay expected distributions to shareholders. The Company may in the future hedge, cap or otherwise limit its exposure to rising interest rates as appropriate and cost effective. If borrowings under the Credit Facility exceed $30 million, the Company may be required to make such arrangements pursuant to the terms of the Credit Facility.

  Refinancing Risks. It may be necessary for the Company to refinance the Credit Facility through additional debt financing or equity offerings. If the Company were unable to refinance this indebtedness on acceptable terms, the Company might be forced to dispose of certain Properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, the Company's interest expense would increase, which would adversely affect the Company's cash available for distribution and its ability to pay expected distributions to shareholders.

  No Limitations on Debt. The Board of Directors of the Company currently has a policy of limiting the amount of Company debt at the time of incurrence to less than 50% of the sum of the market value of the issued and outstanding Common Shares and the Company's debt at the time such debt is incurred; however, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company might incur. Accordingly, the Board of Directors could alter or eliminate the current policy limitation on borrowing without a vote of the shareholders. The Company could become highly leveraged if this policy were changed.

SELF-STORAGE INDUSTRY RISKS

  The Properties are subject to all operating risks common to the self-storage industry. These risks include decreases in demand for rental spaces in a particular locale, changes in supply of or demand for similar or competing facilities in an area and changes in market rental rates. There is also risk of inability to collect rents from customers. The Company's current strategy is to acquire interests only in self-storage facilities. Consequently, the Company is subject to risks inherent in investments in a single industry. The Properties compete with other self-storage facilities in their geographic markets. As a result of competition, the Properties could experience a decrease in occupancy levels and rental rates, thereby decreasing the cash available for distribution. The Company competes in operations and for acquisition opportunities with entities that have substantial financial resources. Competition may reduce the number of suitable acquisition opportunities offered to the Company and increase the bargaining power of property owners seeking to sell. The self-storage industry has at times experienced overbuilding in response to perceived increases in demand. A recurrence of such overbuilding might cause the Company to experience a decrease in occupancy levels, limit the Company's ability to increase rents and compel the Company to offer discounted rents.

REAL ESTATE INVESTMENT RISKS

  General Risks. The Company's investments are subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Company's real estate investments and the Company's income and ability to make distributions to its shareholders are dependent upon the Company's ability to operate the Properties in a manner sufficient to maintain or increase cash available for distribution. Income from the Properties may be adversely affected by changes in national economic conditions; changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics; competition from other self-storage facilities; changes in interest rates and in the availability, cost and terms of mortgage funds; the impact of present or future environmental legislation and compliance with environmental laws; the ongoing need for capital improvements, particularly in older facilities; changes in real estate tax rates and other operating expenses; adverse changes in governmental rules and fiscal policies; uninsured losses resulting from casualties associated with civil unrest, acts of God, including natural disasters, and acts of war; adverse changes in zoning laws; and other factors which are beyond the control of the Company.

  Illiquidity of Real Estate May Limit its Value. Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions is limited. In addition, provisions of the Code may limit the Company's ability to profit on the sale of Properties held for fewer than four years. There can be no assurance that the Company will be able to dispose of a Property when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of the Company's investment.

  Uninsured and Underinsured Losses Could Result in Loss of Value of Properties. There are certain types of losses, generally of a catastrophic nature, that may be uninsurable or not economically insurable, as to which the Properties are at risk in their particular locales. The Company's management uses its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to acquiring appropriate insurance on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a Property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such Property.

  Possible Liability Relating to Environmental Matters. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property.

Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property, may adversely affect the owner's ability to borrow using such real property as collateral. In connection with the ownership of the Properties, the Company may be potentially liable for any such costs.

  Americans with Disabilities Act. The Americans with Disabilities Act of 1990 ("ADA") generally requires that buildings be made accessible to persons with disabilities. A determination that the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If the Company were required to make modifications to comply with the ADA, the Company's results of operations and ability to make expected distributions to its shareholders could be adversely affected.

LIMITATIONS ON ABILITY TO CHANGE CONTROL

  Limitation on Ownership of Shares. In order to maintain its qualification as a REIT, not more than 50% in value of the Company's outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) (the "Five or Fewer Test"). The Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation") limit ownership of the issued and outstanding Common Shares by any single shareholder (directly or by virtue of the attribution provisions of the Code) to 9.8% of the aggregate value of the Company's outstanding stock, except that the ownership by certain entities is limited to 15% (the "Ownership Limit"). The Ownership Limit may (i) have the effect of precluding acquisition of control of the Company by a third party without consent of the Board of Directors even if a change in control were in the interest of shareholders, and (ii) limit the opportunity for shareholders to receive a premium for their Common Shares that might otherwise exist if an investor were attempting to assemble a block of Common Shares in excess of 9.8% or 15%, as the case may be, of the outstanding shares of beneficial interest of the Company or to otherwise effect a change in control of the Company. The Board of Directors, in its sole discretion, may waive the Ownership Limit if it is satisfied that ownership by such shareholders in excess of such limits will not jeopardize the Company's status as a REIT under the Code or in the event it determines that it is no longer in the best interests of the Company to be a REIT. A transfer of Common Shares to a person who, as a result of the transfer, violates the Ownership Limit may not be effective under some circumstances.

  Shareholder Rights Agreement. The Company has a shareholders' rights plan (the "Shareholder Rights Agreement") which grants the holders of the Common Shares rights which generally become exercisable if (i) a person becomes an "acquiring person" by acquiring 10% or more of the Common Shares, or (ii) a person commences a tender offer that would result in that person owning 10% or more of the Common Shares. In the event a person becomes an "acquiring person," each holder of a right (other than the acquiring person) would be entitled to acquire such number of preferred shares of the Company which are equivalent to the Common Shares having a value of twice the then-current exercise price of the right. If the Company is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the right. The Shareholder Rights Agreement may have the effect of delaying or preventing a change in control of the Company.

  Other Limitations. Certain other limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the outstanding Common Shares might receive a premium for their Common Shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. In addition, the Maryland General Corporation Law (the "MGCL") imposes certain restrictions and requires certain procedures with respect to the acquisition of certain levels of share ownership and business combinations, including combinations with interested shareholders. These provisions of the MGCL could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. In addition, under the Operating Partnership's agreement of limited partnership, in general the Company may not merge, consolidate or engage in any combination with another person or sell all or substantially all of its assets unless such transaction includes the merger of the Operating Partnership, which requires the approval of the holders of 75% of the limited partnership interests thereof. If the Company were to own less than 75% of the limited partnership interests in the Operating Partnership, this provision of the limited partnership agreement could have the effect of delaying or preventing the Company from engaging in certain change of control transactions.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

  The Company intends to operate so as to qualify as a REIT under the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. Continued qualification as a REIT depends upon the Company's continuing ability to meet various requirements concerning, among other things, the ownership of the outstanding stock, the nature of its assets, the sources of its income and the amount of its distributions to its shareholders. If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, the Company also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. As a result, distributions to the shareholders would be reduced for each of the years involved. Although the Company currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors to revoke the REIT election.

EFFECT OF MARKET INTEREST RATES ON PRICE OF SHARES

  One of the factors that may influence the price of the Common Shares in public trading markets is the annual yield on Common Shares as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of the Common Shares.

LEGAL PROCEEDING

  Robert J. Amsdell, a former business associate of certain officers and directors of the Company, including Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers, filed a lawsuit against the Company on June 13, 1995 in the United States District Court for the Northern District of Ohio in connection with the formation of the Company as a REIT and related transactions, as well as the Initial Offering. On April 29, 1996, Mr. Amsdell filed a first amended complaint in the lawsuit alleging breach of fiduciary duty, breach of contract, breach of general partnership/joint venture arrangement, statutory violations regarding dissolution of general partnership or joint venture, breach of duty of good faith and fair dealing, fraud and deceit, interference with prospective advantage, and violation of trademark/tradename rights. Mr. Amsdell is seeking money damages in excess of $15 million, as well as punitive damages and declaratory and injunctive relief (including the imposition of a constructive trust on assets of the Company in which Mr. Amsdell claims to have a continuing interest) and an accounting. The first amended complaint also added Messrs. Attea, Lannon, Myszka and Rogers as additional defendants. The parties are currently involved in discovery. The Company intends to vigorously defend the lawsuit. Messrs. Attea, Lannon, Myszka and Rogers have agreed to indemnify the Company for any loss arising from the lawsuit. The Company believes that the actual amount of Mr. Amsdell's recovery in this matter, if any, would be within the ability of these individuals to provide indemnification. The Company does not believe that the lawsuit will have a material adverse effect upon the Company.

SHARES AVAILABLE FOR FUTURE SALE

  Sales of substantial amounts of the Company's securities, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares. The Company's founders own 480,000

Common Shares and have agreed not to offer, sell, contract to sell or otherwise dispose of any Common Shares (or any securities convertible into or exercisable for Common Shares) until two years after the date of the Initial Offering, without the prior written consent of PaineWebber Incorporated ("PaineWebber"). The Company has granted to the founders certain registration rights with respect to sales of such Common Shares after such period. As of March 31, 1997, options to purchase 298,000 Common Shares have been granted to certain Company employees and directors under the Sovran Self Storage, Inc. 1995 Award and Option Plan and the Sovran Self Storage, Inc. Directors' Stock Option Plan. Future grants of options will be made by the Compensation Committee of the Company's Board of Directors.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of Common Shares in the Offering, after paying underwriting discounts and estimated transaction expenses, are expected to be approximately $42.1 million (approximately $48.4 million if the PaineWebber's over-allotment option is exercised in full). The Company expects to use a portion of the net proceeds of the Offering to repay in full all indebtedness outstanding under the Credit Facility, which was approximately $40 million as of April 15, 1997. Borrowings under the Credit Facility bear interest at LIBOR plus 1.90% (or an effective rate of 7.125% as of March 31, 1997). The Credit Facility is a revolving facility that matures in August 1998. The remainder of the net proceeds of the Offering will be used to acquire additional self-storage facilities and for working capital.

                               INDUSTRY OVERVIEW
  Self-storage facilities offer inexpensive storage space to residential and commercial users. In addition to fully enclosed, secure storage space, some operators, including the Company, also offer outside storage for vehicles and boats at certain facilities. Facilities are usually fenced-in, have locked gates and are lighted. Facilities generally have a manager on-site during business hours and, in many cases, the manager resides in an apartment at the facility. Customers have access to their storage area during business hours and some commercial customers are provided 24-hour access. Individual storage units are typically secured by a lock furnished by the customer to provide the customer with control of access to the unit.

  The Company believes that the self-storage industry is characterized by a trend toward consolidation, continuing increase in demand, relatively slow growth in supply and a targeted market of primarily residential customers.

TREND TOWARD CONSOLIDATION

  According to data published by MiniCo., Inc., of the approximately 25,000 facilities in the United States, only about 12% are managed by the ten largest operators. However, the Company believes that, at a time when demand for the service appears strong, the self-storage industry is showing a trend toward consolidation resulting from the following factors:

  . Shortage of Skilled Operators--The smaller, local operators generally lack the expertise necessary to manage multiple facilities, to market their self-storage facilities effectively, to develop and introduce innovative management systems, and to selectively identify and acquire new facilities.

  . Scarcity of Financing for Small Operators--Financing for the acquisition, development and expansion of commercial real estate projects, particularly self-storage facilities, has been scarce in recent years and the Company anticipates that this trend will continue.

  . Economies of Scale--Successful centralized management systems can be easily applied to new facilities regardless of location and permit an operator to spread fixed costs over a larger base.

  The Company believes that as a result of these factors, significant growth opportunities exist for operators with proven management systems that possess sufficient capital resources.

CONTINUING INCREASE IN DEMAND

  Demand for self-storage services has increased significantly, as indicated by an increase in industry average occupancy from 81.5% in 1990 to 90.6% in 1996 and by an increase in industry-wide average rents, as reported by the Self-Storage Almanac. The Company believes that demand for self-storage services continues to increase for the following reasons:

  . Demographics--As a result of population growth and increasing population mobility, demand for self-storage space will continue to increase.

  . Consumer Awareness--Residential and commercial customers are becoming increasingly familiar with the advantages of self-storage and its favorable comparison to traditional alternatives. Commercial users in particular are taking advantage of self-storage as a low-cost alternative to warehouses and other commercial storage options.

  . Demand Inelasticity--Self-storage consumers are generally less sensitive to price increases than consumers of other services because of the lack of reasonable alternatives and the inconvenience of moving stored goods to a new location. This phenomenon has allowed aggressive operators to increase rents on a regular basis without experiencing a material decrease in occupancy levels.

  . Recession Resistance--Self-storage is relatively inexpensive and is not generally considered a luxury. Therefore, residential and commercial users are less likely to reduce consumption during recessionary periods and, in some cases, will increase usage to facilitate downsizing of residences or as a cost-effective alternative to commercial office or warehouse space.

SLOW GROWTH IN SUPPLY

  Notwithstanding the apparent strong demand, in recent years the self-storage industry has experienced relatively slow growth in supply. For example, during the five-year period 1986 through 1990 more than three times as many self-storage facilities were built as during the five-year period 1991 through 1995. The Company attributes the lack of new self-storage facilities to the following factors: (i) the lack of financing available to small, local operators for development of new facilities, (ii) restrictive zoning laws and other regulations and restrictions imposed on commercial real estate development generally and self-storage facilities specifically, and (iii) the substantial period required to fully lease-up a new self-storage facility. The self-storage industry has at times, however, experienced overbuilding in response to increased demand. During such periods of overbuilding, some operators of self-storage facilities experienced a decrease in occupancy, had only limited ability to increase rents and, in some cases, were forced to offer discounted rents. There can be no assurance that such overbuilding will not recur.

MARKET SEGMENTATION

  The self-storage market is generally segmented into two parts: residential users and commercial users. According to data published by MiniCo., Inc. in 1996, residential users constitute approximately 77% of the United States market while commercial users account for 23%, based on square feet. Residential users may include single family homeowners with insufficient storage; apartment, condominium, townhouse and mobile home dwellers; military base occupants; recreational vehicle owners; and households in transition. Commercial users may include salespersons and distributors; retail businesses; professionals; and small contractors.

                                  THE COMPANY

  "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth under "Risk Factors," and prospective purchasers of the Common Shares offered hereby should carefully review such risk factors.

  The Company is a self-administered and self-managed REIT which has acquired, developed, owned and managed self-storage facilities since 1985. As of April 15, 1997, the Company owned and operated 139 Properties containing an aggregate of 7.2 million rentable square feet. The Properties are located in 16 states predominantly in the Eastern United States. At March 31, 1997, the occupancy level of the Properties was 85.2%.

  Since the Initial Offering, the Company has acquired the 65 Acquisition Properties from unrelated third parties, consisting of 3.4 million rentable square feet, for an aggregate purchase price of $141 million. The Acquisition Properties are located in Alabama (3), Florida (15), Maryland (1), Massachusetts (1), Michigan (5), New York (3), North Carolina (2), Ohio (11), Pennsylvania (4), South Carolina (1), Texas (11) and Virginia (8).

  The Company currently has contracts to purchase nine additional self-storage facilities containing approximately 600,000 rentable square feet for an aggregate purchase price of $24 million. These facilities are located in Georgia (1), Ohio (3) and Texas (5). The closings of these acquisitions are each subject to several conditions, including, among other things, satisfactory completion of the Company's due diligence. The Company is also currently conducting preliminary negotiations for other potential acquisitions totalling in excess of $25 million. No assurances can be given that the Company will complete any of these acquisitions.

  Most of the Properties conduct business under the trade name Uncle BoB's Self-Storage(R). The Company intends to convert the remaining Properties and all newly acquired self-storage facilities to this trade name upon expiration of prepaid advertising arrangements employing names acquired with the Properties. The Company believes the name Uncle BoB's Self Storage(R) is particularly user-friendly and conveys the feeling of personalized service.

GROWTH STRATEGY

  The Company seeks to increase cash flow and enhance shareholder value by aggressively managing its Properties, selectively acquiring new self-storage facilities and strategically expanding and improving its Properties.

  The following table sets forth certain historical data for the Company's Properties since 1990:

                                 PROPERTY DATA

                             1990   1991   1992    1993   1994   1995    1996
                             -----  -----  -----   -----  -----  -----   -----
Actual rent per occupied
 square foot...............  $5.63  $5.81  $5.96   $6.03  $6.44  $6.81   $7.14
Increase in actual rent per
 occupied square foot over
 prior period..............    N/A    3.2%   2.6%    1.2%   6.8%   5.7%    4.8%
Occupancy level (for the
 period ended).............   76.9%  79.8%  80.4%   86.7%  88.7%  86.4%   87.0%
Increase (decrease) in
 occupancy over prior
 period....................    N/A    3.8%   0.8%    7.8%   2.3%  (2.6%)   0.7%
Net operating margin.......   62.8%  65.6%  64.9%   67.7%  71.1%  72.6%   72.8%
Increase (decrease) in net
 operating margin over
 prior period..............    N/A    4.5%  (1.1%)   4.3%   5.0%   2.1%    0.3%

  The Company's success is primarily attributable to its marketing program, the key elements of which are training its Property Managers to be aggressive leasing agents rather than mere caretakers and targeting specific commercial and residential market segments such as retail businesses, distributors, contractors, apartment complexes, condominiums and townhouses. The Company believes that its emphasis on marketing to commercial users has resulted in the proportion of its space occupied by commercial users being substantially above the industry average. The Company considers commercial users more desirable because they rent larger units for longer terms and are more reliable payors.

  Increasing Rents. The Company pursues an aggressive program of rent increases. Rents for each Property are increased at least annually, and usually more frequently, by the Property Manager and the District Manager, subject to the direction of the Company's senior management. The Company generally seeks to effect a rate increase for units of a particular size at a Property when the occupancy level for those units exceeds 90%. Most Property Managers are given autonomy to vary from set rents; however, the Company's customized management information system tracks all variances and thereby allows senior management to monitor discounting. The Company believes that its incentive compensation program for Property Managers generally results in rents above set rates, thereby increasing net operating income.

  Increasing Occupancy Levels. While pursuing an aggressive policy of rent increases, the Company has nonetheless generally been able to increase physical occupancy levels at the Properties and believes it will be successful in this regard with future acquisitions.

  Maintaining Strict Cost Controls. The Company focuses on increasing net operating margins by containing property operating expenses and achieving economies of scale by acquiring several self-storage facilities in the same geographic market. The Company's incentive compensation program rewards District Managers who can successfully reduce operating expenses. In addition, Company policies place strict controls on the ability of Property Managers to incur property-related expenses. This strategy has enabled the Company to improve net operating margins from approximately 63% in 1990 to approximately 73% in 1996.

  Maximizing Collections. The Company believes that it is among the most aggressive self-storage operators in collecting delinquent accounts and late fees. The Company has established specific procedures for Property Managers to follow with respect to delinquent accounts, commencing with late payment notices and continuing through property lien enforcement. In addition, late charges are automatically instituted by the Company's customized management information system and Property Managers are generally not permitted to waive late charges. The Company's bad debt expense for 1996 was less than 1% of total revenues.

                                THE PROPERTIES

  On April 15, 1997, the Company owned and operated the 139 Properties containing an aggregate of 7.2 million rentable square feet, located in 16 states. The Company owns a 100% fee interest in each of the Properties through the Operating Partnership. The following table provides an overview of certain information regarding the Properties:

                                              OCCUPANCY
                         YEAR BUILT/ RENTABLE    AT
LOCATION                  EXPANDED   SQ. FT.   3/31/97  ACRES UNITS CONSTRUCTION
--------                 ----------- -------- --------- ----- ----- ------------
ALABAMA:
Birmingham I............      1990    37,075      73%    2.7    297 Masonry/Steel Roof
Birmingham II...........      1990    52,150      89%    4.7    414 Masonry/Steel Roof
Birmingham III..........      1970    72,050      79%    4.3    409 Masonry/Steel Roof
Montgomery I............      1982    75,000      80%    5.0    625 Masonry/Steel Roof
Montgomery II...........      1984    42,100      81%    2.7    300 Masonry/Steel Roof
Montgomery III..........      1988    41,550      92%    2.4    392 Steel Bldg./Steel Roof
CONNECTICUT:
Hartford I..............      1988    47,650      87%   10.0    339 Steel Bldg./Steel Roof
Hartford II.............      1992    40,275      86%    6.0    313 Steel Bldg./Steel Roof
New Haven...............      1985    36,000      98%    3.9    340 Steel Bldg./Steel Roof
FLORIDA:
Deltona.................      1984    60,000      86%    5.0    452 Masonry Wall/Shingled Roof
Ft. Lauderdale I........      1985   103,000      89%    7.6    646 Steel Bldg./Steel Roof
Ft. Lauderdale II.......      1989    40,675      96%    3.8    422 Masonry/Steel Roof
Ft. Myers I.............      1988    28,068      89%    1.1    272 Steel Bldg./Steel Roof
Ft. Myers II............   1991/94    41,728      87%    3.2    602 Masonry/Steel Roof
Ft. Myers III...........      1986    35,935      85%    2.4    261 Masonry/Steel Roof
Ft. Myers IV............      1987    63,000      83%    4.5    289 Masonry/Steel Roof
                                                                    Masonry Wall/Tar & Gravel
Jacksonville I..........      1985    40,000      86%    2.7    296  Roof
Jacksonville II.........      1987    53,225      92%    4.4    465 Masonry/Steel Roof
Jacksonville III........      1987   102,200      87%    5.9    786 Masonry Wall/Shingled Roof
Jacksonville IV.........      1985    43,865      81%    2.7    527 Steel Bldg./Steel Roof
Jacksonville V..........   1987/92    55,400      94%    2.9    514 Steel Bldg./Masonry Wall
Lakeland I..............      1985    45,725      84%    3.5    444 Masonry Wall/Steel Roof
Lakeland II.............      1988    41,860      89%    4.0    446 Masonry Wall/Steel Roof
Melbourne I.............      1986    61,787      87%    8.3    605 Masonry Wall/Shingled Roof
Melbourne II............      1986    55,755      86%    3.4    657 Steel Bldg./Steel Roof
Orlando I...............      1988    53,875      96%    2.8    603 Steel Bldg./Steel Roof
Orlando II..............      1986   135,000      78%    8.5  1,359 Masonry Wall/Steel Roof
Orlando III.............      1975    60,000      94%    3.2    487 Masonry/Steel Roof
Orlando IV..............      1984    37,372      84%    2.8    341 Metal/Steel Roof
Pensacola I.............      1983   105,127      82%    7.5    976 Steel Bldg./Steel Roof
Pensacola II............      1986    57,355      87%    3.4    509 Steel Bldg./Steel Roof
Pensacola III...........      1986    63,250      81%    6.1    510 Steel Bldg./Steel Roof
Pensacola IV............      1990    39,825      86%    2.7    280 Masonry/Steel Roof
Pensacola V.............      1990    38,850      71%    2.6    324 Masonry/Steel Roof
Port St. Lucie..........      1985    60,000      76%    4.0    599 Steel Bldg./Steel Roof
                                                                    Masonry Wall/Tar & Gravel
Tallahassee I...........      1973   149,600      80%   18.7    730  Roof
                                                                    Masonry Wall/Tar & Gravel
Tallahassee II..........      1975    43,600      94%    4.0    236  Roof
Tampa I.................      1989    60,202      83%    3.3    889 Masonry/Steel Roof
Tampa II................      1985    55,911      88%    2.9    794 Masonry/Steel Roof
Tampa III...............      1988    45,507      86%    2.2    689 Masonry/Steel Roof
Tampa IV................      1985    60,675      80%    4.0    633 Masonry/Steel Roof
West Palm Beach I.......      1986    49,000      70%    3.2    412 Steel Bldg./Steel Roof
West Palm Beach II......      1986    33,120      90%    2.3    395 Masonry/Steel Roof

                                              OCCUPANCY
                         YEAR BUILT/ RENTABLE    AT
LOCATION                  EXPANDED   SQ. FT.   3/31/97  ACRES UNITS CONSTRUCTION
--------                 ----------- -------- --------- ----- ----- ------------
GEORGIA:
Atlanta I...............      1988    69,075      87%    3.9   539  Steel Bldg./Steel Roof
Atlanta II..............      1988    45,100      79%    3.9   375  Steel Bldg./Steel Roof
Atlanta III.............      1988    55,475      89%    5.3   483  Steel Bldg./Steel Roof
Atlanta IV..............      1989    41,724      90%    3.5   304  Steel Bldg./Steel Roof
                                                                    Masonry Wall/Tar & Gravel
Atlanta V...............      1988    38,082      87%    4.2   372   Roof
Atlanta VI..............      1986    51,375      76%    3.6   458  Steel Bldg./Steel Roof
                                                                    Masonry Wall/Tar & Gravel
Atlanta VII.............      1981    43,400      86%    2.5   324   Roof
                                                                    Masonry Wall/Tar & Gravel
Atlanta VIII............      1975    41,400      85%    3.3   452   Roof
Atlanta IX..............      1988    56,725      83%    4.6   409  Steel Bldg./Steel Roof
Atlanta X...............      1988    45,425      93%    6.8   391  Steel Bldg./Steel Roof
Augusta I...............      1988    52,300      73%    4.0   407  Steel Bldg./Steel Roof
Augusta II..............      1987    45,700      87%    3.5   377  Masonry Wall/Steel Roof
Macon I.................      1989    40,700      82%    3.2   356  Steel Bldg./Steel Roof
Macon II................   1989/94    58,750      87%   14.0   535  Steel Bldg./Steel Roof
Savannah ...............      1981    58,781      75%    5.4   527  Masonry Wall/Steel Roof
MARYLAND:
Frederick...............      1984    22,233      78%    1.9   347  Masonry Wall/Shingled Roof
                                                                    Masonry Wall/Tar & Gravel
Gaithersburg............      1988    63,915      88%    2.2   526   Roof
Landover................      1990    53,171      88%    3.1   686  Steel Bldg./Steel Roof
                                                                    Masonry Wall/Tar & Gravel
Salisbury...............      1979    34,350      71%    3.0   418   Roof
MASSACHUSETTS:
                                                                    Masonry Wall/Tar & Gravel
Boston I................      1980    37,575      92%    2.0   403   Roof
                                                                    Masonry Wall/Tar & Gravel
Boston II...............      1986    36,900      98%    3.6   428   Roof
New Bedford.............      1982    41,980      78%    3.4   408  Steel Bldg./Steel Roof
Springfield.............      1986    41,399      76%    4.7   337  Masonry Wall/Shingled Roof
MICHIGAN:
Grand Rapids I..........      1976    57,900      86%    5.4   526  Masonry Wall/Steel Roof
Grand Rapids II.........      1983    32,300      92%    8.0   296  Masonry & Steel Walls
Holland.................      1978    95,088      84%   13.6   676  Masonry Wall/Steel Roof
                                                                    Steel Bldg./Steel & Shingled
Kalamazoo...............      1978    58,214      87%   11.6   607   Roof
Lansing.................      1987    43,943      87%    3.8   426  Steel Bldg./Steel Roof
MISSISSIPPI:
Jackson I...............      1990    41,900      90%    2.0   344  Masonry/Steel Roof
Jackson II..............      1990    38,775      83%    2.1   308  Masonry/Steel Roof
NEW YORK:
Buffalo I...............      1981    61,200      85%    5.1   507  Steel Bldg./Steel Roof
Buffalo II..............      1984    53,525      84%    6.2   430  Steel Bldg./Steel Roof
Middletown..............      1988    30,000      96%    2.8   281  Steel Bldg./Steel Roof
Rochester I.............      1981    43,000      86%    2.9   407  Steel Bldg./Steel Roof
Rochester II............      1980    39,000      90%    3.5   250  Masonry Wall/Shingled Roof
Rochester III...........      1990    51,826      95%    2.7   421  Masonry/Shingled Roof
Syracuse I..............      1987    70,200      85%    7.5   767  Steel Bldg./Steel Roof
Syracuse II.............      1983    44,350      95%    3.6   364  Steel Bldg./Shingled Roof
NORTH CAROLINA:
Charlotte I.............      1985    37,051      79%    2.9   337  Steel Bldg./Steel Roof
Charlotte II............      1995    48,750      74%    5.6   494  Masonry Wall/Steel Roof
Charlotte III...........      1995    31,200      80%    2.9   346  Masonry Wall/Steel Roof

                                              OCCUPANCY
                         YEAR BUILT/ RENTABLE    AT
LOCATION                  EXPANDED   SQ. FT.   3/31/97  ACRES UNITS CONSTRUCTION
--------                 ----------- -------- --------- ----- ----- ------------
Fayetteville............    1980      92,800      71%    6.2  1,160 Steel Bldg./Steel Roof
                                                                    Steel & Masonry Wall/Steel
Greensboro..............    1986      42,900      74%    3.4    415  Roof
Raleigh I...............    1985      57,750      84%    5.0    569 Steel Bldg./Steel Roof
Raleigh II..............    1985      33,150      75%    2.5    329 Steel Bldg./Steel Roof
OHIO:
Akron...................    1990      37,720      94%    3.4    296 Masonry Wall/Steel Roof
Cincinnati..............    1988      48,830      77%    2.8    496 Masonry Wall/Steel Roof
Cleveland I.............    1980      48,250      85%    6.4    359 Steel Bldg./Steel Roof
Cleveland II............    1987      60,500      90%    4.8    453 Steel Bldg./Steel Roof
Cleveland III...........    1986      68,110      89%    3.4    570 Masonry Wall/Steel Roof
Cleveland IV............    1978      65,125      71%    3.5    554 Masonry Wall/Steel Roof
Cleveland V.............    1979      73,450      85%    3.1    646 Masonry Wall/Rolled Roof
Cleveland VI............    1979      46,625      87%    2.6    361 Masonry Wall/Concrete Roof
Cleveland VII...........    1977      69,750      92%    4.3    628 Masonry Wall/Steel Roof
Cleveland VIII..........    1970      45,275      91%    5.7    395 Masonry Wall/Steel Roof
Cleveland IX............    1982      53,748      97%    4.4    291 Masonry Wall/Steel Roof
Dayton..................    1988      61,875      89%    3.6    615 Masonry Wall/Steel Roof
Youngstown I............    1980      48,825      86%    5.8    380 Steel Bldg./Steel Roof
Youngstown II...........    1988      55,525      90%    3.9    497 Masonry Wall/Steel Roof
PENNSYLVANIA:
Allentown...............    1983      30,000      99%    6.3    277 Masonry Wall/Shingled Roof
Harrisburg I............    1983      48,746      94%    4.1    475 Masonry Wall/Steel Roof
Harrisburg II...........    1985      58,800      93%    9.2    299 Masonry Wall/Steel Roof
Pittsburgh I............    1990      57,375      93%    3.4    551 Steel Bldg./Steel Roof
Pittsburgh II...........    1983      75,875      79%    4.8    732 Masonry Wall/Shingled Roof
Sharon..................    1975      37,200      71%    3.0    314 Steel Bldg./Steel Roof
RHODE ISLAND:
                                                                    Masonry Wall/Tar & Gravel
Providence..............    1984      37,825      77%    3.7    397  Roof
SOUTH CAROLINA:
Charleston I............    1985      51,445      88%    3.3    421 Steel Bldg./Masonry Wall
Charleston II...........    1985      41,038      92%    2.2    335 Masonry Wall/Steel Roof
Columbia I..............    1985      47,650      72%    3.3    410 Steel Bldg./Steel Roof
Columbia II.............    1987      59,000      79%    6.0    464 Steel Bldg./Steel Roof
Columbia III............    1989      41,200      80%    3.5    354 Steel Bldg./Steel Roof
Columbia IV.............    1986      56,000      83%    5.6    446 Steel Bldg./Steel Roof
Spartanburg.............    1989      49,500      73%    3.6    350 Steel Bldg./Steel Roof
TEXAS:
Arlington I.............    1987      45,965      74%    2.3    411 Masonry Wall/Steel Roof
Arlington II............    1986      67,100      82%    3.8    330 Masonry Wall/Steel Roof
Ft. Worth...............    1980      40,825      86%    2.4    356 Masonry Wall/Asphalt Roof
Houston I...............    1995      35,600      70%    1.8    332 Metal Wall/Steel Roof
Houston II..............    1995      69,650      75%    6.4    543 Metal Wall/Steel Roof
Houston III.............    1993      61,861      86%    6.3    541 Metal Wall/Steel Roof
San Antonio I...........    1986      48,280      77%    3.9    486 Masonry Wall/Steel Roof
San Antonio II..........    1986      40,550      88%    1.9    287 Masonry Wall/Steel Roof
San Antonio III.........    1981      48,782      97%    2.6    495 Masonry Wall/Steel Roof

                                               OCCUPANCY
                         YEAR BUILT/ RENTABLE     AT
LOCATION                  EXPANDED    SQ. FT.   3/31/97  ACRES UNITS  CONSTRUCTION
--------                 ----------- --------- --------- ----- ------ ------------
San Antonio IV..........      1995      44,600     88%     5.4    372 Steel Bldg./Steel Roof
San Antonio V...........      1985      35,100     81%     2.4    427 Masonry Wall/Steel Roof
VIRGINIA:
                                                                      Masonry Wall/Tar & Gravel
Alexandria..............      1984      77,310     80%     3.2   1105  Roof
Chesapeake..............   1988/95      35,901     81%    12.0    271 Metal Wall/Steel Roof
Christianburg...........   1985/90      36,673     92%     3.2    327 Masonry Wall/Metal Roof
Danville................      1988      49,776     87%     3.2    408 Steel Wall/Metal Roof
Lynchburg I.............      1987      22,000     83%     1.5    182 Masonry Wall/Metal Roof
Lynchburg II............      1982      47,200     93%     5.2    429 Masonry Wall/Steel Roof
Lynchburg III...........      1985      41,250     86%     2.3    380 Masonry Wall/Steel Roof
Newport News I..........      1988      52,944     90%     3.2    451 Steel Bldg./Steel Roof
Newport News II.........   1988/89      63,125     96%     4.7    384 Steel Bldg./Steel Roof
Norfolk I...............      1984      49,950     80%     2.7    357 Steel Bldg./Steel Roof
Norfolk II..............      1989      45,375     91%     2.1    363 Masonry Wall/Steel Roof
Richmond................      1987      52,035     82%     2.7    524 Steel Bldg./Steel Roof
                                     ---------           ----- ------
  Total/Average.........             7,231,758     85%   601.1 64,128
                                     =========           ===== ======

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                          TO HOLDERS OF COMMON SHARES

  The following is a general summary of the material U.S. Federal income tax considerations to holders of Common Shares. The following discussion is not exhaustive of all possible tax considerations and is not tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to a particular prospective shareholder in light of his personal circumstances; nor does it deal with particular types of shareholders that are subject to special treatment under the Code, such as insurance companies, financial institutions and broker-dealers. This discussion does not address any aspects of Federal income taxation to the Company relating to its election to be taxed as a REIT. A summary of certain Federal income tax considerations to the Company is provided in the accompanying Prospectus. The following discussion is based on current law.

  EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO SUCH PURCHASER'S SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, HOLDING AND SALE OF COMMON SHARES.

TAXATION OF U.S. SHAREHOLDERS

  As used herein, the term "U.S. Shareholder" means a holder of Common Shares that (for United States Federal income tax purposes) is (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (c) any estate other than a foreign estate within the meaning of Section 7701(a)(31) of the Code and any trust (i) with respect to the administration of which, a court within the United States is able to exercise primary supervision, and (ii) with respect to the governance of which, one or more United States fiduciaries have the authority to control all or substantially all decisions.

DISTRIBUTIONS GENERALLY

  Distributions to U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of the Company's current and accumulated earnings and profits and will be taxable to the shareholders as ordinary income. These distributions are not eligible for the dividends-received deduction for corporations. To the extent that the Company makes a distribution in excess of its current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder's Common Shares, and the distribution in excess of a U.S. Shareholder's tax basis in its Common Shares will be taxable as gain realized from the sale of its Common Shares. Dividends declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of that year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include on their own Federal income tax returns any tax losses of the Company.

  The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "Taxation of the Company" in the accompanying Prospectus. Moreover, any "deficiency dividend" will be treated as an ordinary or capital gain dividend, as the case may be, regardless of the Company's earnings and profits. As a result, shareholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

CAPITAL GAIN DIVIDENDS

  Dividends to U.S. Shareholders that are properly designated by the Company as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the shareholder has held his stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

PASSIVE ACTIVITY LOSS AND INVESTMENT INTEREST LIMITATIONS

  Distributions from the Company and gain from the disposition of Common Shares will not be treated as passive activity income, and therefore shareholders may not be able to apply any "passive losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital) will generally be treated as investment income for purposes of the investment income limitation; net capital gain from the disposition of Common Shares generally will be excluded from investment income.

CERTAIN DISPOSITIONS OF STOCK

  Losses incurred on the sale or exchange of Common Shares held for six months or less (after applying certain holding period rules) will be deemed long-term capital loss to the extent of any capital gain dividends received by the selling shareholder from those shares.

TREATMENT OF TAX-EXEMPT SHAREHOLDERS

  Distributions from the Company to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the shareholder has borrowed to acquire or carry its Common Shares or otherwise uses the Common Shares in an unrelated trade or business. However, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17), and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally require them to classify distributions from the Company as UBTI.

  Qualified pension trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of such a REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for Federal income tax purposes but for the application of a "look-through" exception to the five or fewer requirement applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. A de minimus exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying upon the "look-through" exception.

SPECIAL TAX CONSIDERATIONS FOR FOREIGN SHAREHOLDERS

  The rules governing United States income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (collectively, "Non-U.S. Shareholders") are complex, and the following discussion is intended only as a summary of these rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS ON AN INVESTMENT IN THE COMPANY, INCLUDING ANY REPORTING REQUIREMENTS.

  In general, Non-U.S. Shareholders will be subject to regular United States Federal income tax with respect to their investment in the Company if the investment is "effectively connected" with the Non-U.S. Shareholder's conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to regular United States Federal corporate income tax.

The following discussion will apply to Non-U.S. Shareholders whose investment in the Company is not so effectively connected.

  A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a United States Federal income tax equal to 30% of the gross amount of the dividend unless this tax is reduced by an applicable tax treaty.

  Such a distribution in excess of the Company's earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Shareholder's basis in its Common Shares (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of Common Shares.

  Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Shareholder under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporate shareholder that is not entitled to treaty relief or exemption.

  Although tax treaties may reduce the Company's withholding obligations, the Company generally will be required to withhold from distributions to Non-U.S. Shareholders, and remit to the Internal Revenue Service (the "Service"), (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of ordinary dividends paid out of earnings and profits. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of the Company's earnings and profits will be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of the Company's current and accumulated earnings and profits. If the amount of tax withheld by the Company with respect to a distribution to a Non-U.S. Shareholder exceeds the shareholder's United States tax liability with respect to such distribution, the Non-U.S. Shareholder may file for a refund of such excess from the Service. Unless the Common Shares constitute a "United States real property interest" within the meaning of FIRPTA, a sale of Common Shares by a Non-U.S. Shareholder generally will not be subject to United States Federal income taxation. The Common Shares will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Shareholders. It is currently anticipated that the Company will be a domestically controlled REIT and therefore that the sale of Common Shares will not be subject to taxation under FIRPTA. However, because the Common Shares will be publicly traded, no assurance can be given that the Company will continue to be a domestically controlled REIT. Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a Non-U.S. Shareholder (under rules generally applicable to U.S. Shareholders) if the Non-U.S. Shareholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply. If the Company was not a domestically controlled REIT, whether a Non-U.S. Shareholder's sale of Common Shares would be subject to tax under FIRPTA as a sale of a United States real property interest would depend on whether the Common Shares were "regularly traded" on an established securities market (such as the New York Stock Exchange) and on whether the selling Non-U.S. Shareholder held, directly or indirectly, more than 5% of the Common Shares during the five-year period ending on the date of disposition. If the gain on the sale of Common Shares was subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). In addition, distributions that are treated as gain from the disposition of Common Shares that are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporate shareholder that is not entitled to treaty exemptions. In any event, a purchaser of Common Shares from a Non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if the purchased Common Shares are "regularly traded" on an established securities market or if the Company is a domestically controlled REIT. Otherwise, under FIRPTA the purchaser of Common Shares may be required to withhold 10% of the purchase price and remit this amount to the Service.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  Under certain circumstances, U.S. Shareholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Common Shares. Backup withholding will apply only if the holder (i) fails to furnish his or her taxpayer identification number ("TIN") (which, for an individual, would be his or her Social Security Number), (ii) furnishes an incorrect TIN, (iii) is notified by the Service that he or she has failed to properly report payments of interest and dividends or is otherwise subject to backup withholding or (iv) under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and (a) that he or she has not been notified by the Service that he or she is subject to backup withholding for failure to report interest and dividend payments or (b) that he or she has been notified by the Service that he or she is no longer subject to backup withholding. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

  U.S. Shareholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Shareholder will be allowed as a credit against the U.S. Shareholder's United States Federal income tax liability and may entitle the U.S. Shareholder to a refund, provided that the required information is furnished to the Service.

  Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Shareholders. Non-U.S. Shareholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

STATE AND LOCAL TAXES

  The Company and its shareholders may be subject to state and local tax in various states and localities, including those in which it or they transact business, own property, or reside. The tax treatment of the Company and the shareholders in such jurisdictions may differ from the Federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Shares.

                                 UNDERWRITING

  Under the terms and subject to the conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") between the Company and PaineWebber, PaineWebber has agreed to purchase from the Company, and the Company has agreed to sell to PaineWebber, the 1,500,000 of Common Shares being offered hereby.

  PaineWebber has advised the Company that PaineWebber proposes to offer the Common Shares in part to the public at the public offering price set forth on the cover of this Prospectus Supplement and in part to certain dealers (who may include PaineWebber) at such price less a concession not in excess of $.88 per share, and that PaineWebber and such selected dealers may reallow a concession to other dealers not in excess of $.10 per share.

  The Company has granted PaineWebber an option, exercisable during the 30-day period after the date of the Underwriting Agreement, to purchase up to 225,000 additional Common Shares at the public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discounts and commissions. PaineWebber may exercise such option only to cover over-allotments, if any, made in connection with the offering of the Common Shares offered hereby.

  The Company has agreed to indemnify PaineWebber against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that PaineWebber may be required to make in respect thereof.

  Until the distribution of the Common Shares offered hereby is completed, rules of the Securities and Exchange Commission may limit the ability of PaineWebber to bid for and purchase the Common Shares. As an exception to these rules, PaineWebber is permitted to engage in certain transactions that stabilize the price of the Common Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares.

  If PaineWebber creates a short position in the Common Shares in connection with the Offering, i.e., if it sells more Common Shares than are set forth on the cover page of this Prospectus Supplement, PaineWebber may reduce that short position by purchasing Common Shares in the open market. PaineWebber may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security before the distribution is completed.

  Neither the Company nor PaineWebber makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Common Shares. In addition, neither the Company nor PaineWebber makes any representation that PaineWebber will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Paine Webber Real Estate Securities, Inc., an affiliate of PaineWebber, is the provider of the Credit Facility.

                                    EXPERTS

  The consolidated financial statements of Sovran Self Storage, Inc. incorporated by reference in Sovran Self Storage, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  Phillips, Lytle, Hitchcock, Blaine & Huber, Buffalo, New York, will pass upon the validity of the issuance of the Common Shares offered pursuant to this Prospectus Supplement. Certain legal matters relating to the Offering will be passed upon for PaineWebber by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

PROSPECTUS

                                 $150,000,000

                           SOVRAN SELF STORAGE, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK

                               ----------------

  Sovran Self Storage, Inc. ("Sovran" or the "Company") may offer from time to time in one or more series (i) its debt securities ("Debt Securities") which may be senior or subordinated, (ii) shares of its preferred stock, $.01 par value per share ("Preferred Stock"), and (iii) shares of its common stock, $.01 par value per share ("Common Stock"), with an aggregate public offering price of up to $150,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities") may be offered separately or together, in separate classes or series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

  The specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Common Stock or Preferred Stock, covenants and any initial public offering price; (ii) in the case of Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iii) in the case of Common Stock, any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with the Company's Amended and Restated Articles of Incorporation or otherwise appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. See "Restrictions on Transfers of Capital Stock."

  The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered by the Company directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

THESE  SECURITIES HAVE  NOT BEEN  APPROVED  OR DISAPPROVED  BY THE  SECURITIES
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON    THE   ACCURACY   OR   ADEQUACY   OF    THIS   PROSPECTUS.
   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE  ATTORNEY  GENERAL  OF  THE  STATE   OF  NEW  YORK  HAS  NOT  PASSED
      ON OR ENDORSED THE MERITS  OF THIS OFFERING. ANY REPRESENTATION TO
          THE CONTRARY IS UNLAWFUL.

                               ----------------

               The date of this Prospectus is September 4, 1996.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "SEC" or "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains an Internet Web site (http://www.sec.gov.) that contains such documents filed electronically by the Company with the Commission through its Electronic Data Gathering, Analysis and Retrieval System (EDGAR) filing system. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the New York Stock Exchange (the "NYSE"), and such materials can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:
(i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995,
(ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996 and June 30, 1996, (iii) the Company's Current Report on Form 8-K dated July 25, 1996 as amended by the Company's Amended Current Report on Form 8-K/A dated September 3, 1996, and (iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated June 16, 1995.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to David L. Rogers, Chief Financial Officer, Sovran Self Storage, Inc., 5166 Main Street, Williamsville, New York, 14221, telephone (716) 633-1850.

  Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

                                  THE COMPANY

GENERAL

  Sovran Self Storage, Inc. is a self-administered and self-managed real estate investment trust ("REIT") which acquires, owns and manages self storage properties. (The Company's self storage properties are hereinafter referred to collectively as the "Properties" and individually as a "Property"). The Company was formed through the transfer for cash on June 26, 1995 of 62 Properties previously owned by limited partnerships of which the Company was the general partner, and the simultaneous acquisition of 12 additional Properties from unrelated third parties, in connection with the contemporaneous consummation of the Company's initial public offering (the "Initial Offering") and related transactions. The Company has since acquired 26 additional Properties from unrelated third parties. As of June 30, 1996, the Company owned and operated, a total of 100 self-storage Properties, consisting of approximately 5.45 million net rentable square feet, situated primarily in the Eastern United States, in 15 states. As of June 30, 1996, the Properties had a weighted average occupancy of 90.2% and a weighted average annual rent per occupied square foot of $6.87. The Company believes that it is one of the largest operators of self-storage properties in the United States based on facilities owned.

  The Company seeks to increase cash flow and enhance shareholder value through aggressive management of the Properties and selective acquisition of new self-storage properties. Aggressive property management entails increasing rents, increasing occupancy levels, strictly controlling costs, maximizing collections, strategically expanding and improving the Properties and, should economic conditions warrant, developing new properties. The Company believes that there continue to be significant opportunities for growth through acquisitions, and constantly seeks to acquire self-storage properties located primarily in the Eastern United States that are susceptible to realization of increased economies of scale and enhanced performance through the application of the Company's management expertise.

  The Company was formed to continue the business of its predecessor company which had engaged in the self storage business since 1985. The Company owns a 100% fee simple interest in each of the Properties through a limited partnership (the "Partnership") of which the Company holds a 99% limited partnership interest and a wholly-owned subsidiary of the Company (the "Subsidiary") holds a 1% general partnership interest. The Company believes that this structure, commonly known as an umbrella partnership real estate investment trust ("UPREIT"), facilitates the Company's ability to acquire properties by using units of the Partnership as currency in property acquisitions.

  The Company was incorporated on April 19, 1995 under Maryland law. The Company's principal executive offices are located at 5166 Main Street, Williamsville, New York 14221, and its telephone number is(716) 633-1850. The Company also maintains a regional office in Atlanta, Georgia.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Securities for general corporate purposes, which may include the acquisition of additional properties, the repayment of outstanding debt or the improvement of certain properties already in the Company's portfolio.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's and its predecessor's consolidated ratios of earnings to fixed charges for the periods shown:

              COMPANY                         PREDECESSORS
      ------------------------------------------------------------------
                                                 YEAR ENDED DECEMBER 31,
                                                 -----------------------
      SIX MONTHS
        ENDED       YEAR ENDED   JANUARY 1, 1995
       JUNE 30,     DECEMBER 31,       TO
         1996          1995       JUNE 25, 1995  1994  1993  1992  1991
      ----------   ------------- --------------- ----- ----- ----- -----
         7.26          21.88          1.09        1.31  0.84  0.53  0.31

  The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense and the amortization of debt issuance costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be direct unsecured obligations of the Company and may be either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). The Debt Securities will be issued under one or more indentures, each dated as of a date prior to the issuance of the Debt Securities to which it relates. Senior Debt Securities and Subordinated Debt Securities may be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee (a "Trustee"), which may be the same Trustee, and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The Senior Indenture and the Subordinated Indenture, as amended or supplemented from time to time, are sometimes hereinafter referred to collectively as the "Indentures." The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities.

  Capitalized terms used herein and not defined shall have the meanings assigned to them in the applicable Indenture.

TERMS

  General. The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of Senior Indebtedness of the Company as described under "--Subordination." The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the applicable Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

  Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company or as set forth in the applicable Indenture or in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

  Each Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  The following summaries set forth certain general terms and provisions of the Indentures and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

    (1) The title of such Debt Securities and whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

    (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) The price (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

    (4) If convertible, the terms on which such Debt Securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock receivable on conversion;

    (5) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) The place or places where the principal of (and premium or Make-Whole Amount (as defined in the Indenture), if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (9) The period or periods, if any, within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at the option of the Company;

    (10) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) Whether the amount of payments of principal of (and premium or Make-Whole Amount, if any, including any amount due upon redemption, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on the yield on or trading price of other securities, including United States Treasury securities, or on a currency, currencies, currency unit or units, or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) Whether the principal of (and premium or Make-Whole Amount, if any) or interest on the Debt Securities of the series are to be payable, at the election of the Company or a holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

    (14) Provisions, if any, granting special rights to the holders of Debt Securities of the series upon the occurrence of such events as may be specified;

    (15) Any deletions from, modifications of or additions to the Events of Default (as defined in the Indenture) or covenants of the Company with respect to Debt Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants described herein;

    (16) Whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

    (17) Whether Debt Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and vice versa (if permitted by applicable laws and regulations), whether any Debt Securities of the series are to be issuable initially in temporary global form and whether any Debt Securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the Indenture, and, if Registered Securities of the series are to be issuable as a Global Security (as defined), the identity of the depository for such series;

    (18) The date as of which any Bearer Securities of the series and any temporary Global Security representing outstanding Debt Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

    (19) The Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary Global Security on an Interest Payment Date will be paid if other than in the manner provided in the Indenture;

    (20) The applicability, if any, of the defeasance and covenant defeasance provisions of the Indenture to the Debt Securities of the series;

    (21) If the Debt Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

    (22) The obligation, if any, of the Company to permit the conversion of the Debt Securities of such series into Common Stock or Preferred Stock, as the case may be, and the terms and conditions upon which such conversion shall be effected (including, without limitation, the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price and any requirements relative to the reservation of such shares for purposes of conversion); and

    (23) Any other terms of the series (which terms shall not be inconsistent with the provisions of the Indenture under which the Debt Securities are issued).

  If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Restrictions on Transfers of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery.

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the applicable Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security in registered form ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, in which case notice thereof shall be given to the holder of such

Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tenor upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Company for such purpose. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Company for such purpose. Every Debt Security in registered form surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable Trustee or transfer agent. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

  Neither the Company nor any Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the selection of any Debt Securities for redemption and ending at the close of business on the day of mailing of the notice of redemption; (b) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or (c) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

  Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States, if any, initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. Unless otherwise provided in the applicable Prospectus Supplement, the Company may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable in registered form, the Company will be required to maintain at least one paying agent in each place of payment for such series and if Debt Securities of a series are issuable in bearer form, the Company will be required to maintain at least one paying agent in a place of payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Indentures will provide that the Company may, without the consent of the holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction and assumes the Company's obligations to pay principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in such Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the

Company or such subsidiary at the time of such transaction, no Event of Default under such Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

  The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities that are not described in this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, Senior Debt Securities will include the following covenants of the
Company:

  Existence. Except as permitted under "--Merger, Consolidation or Sale of Assets," the Indentures will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by articles of incorporation, by-laws and statute) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business.

  Maintenance of Properties. The Indentures will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

  Insurance. The Indentures will require the Company to cause each of its and its subsidiaries' insurable properties to be insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service.

  Payment of Taxes and Other Claims. The Indentures will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Unless otherwise provided in the applicable Prospectus Supplement, each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default in the payment of any interest on any Debt Security of such series when such interest becomes due and payable that continues for a period of 30 days; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series when due and payable; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance, or breach, of any other covenant or warranty of the Company in the applicable Indenture with respect to the Debt Securities of such series and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $25,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after written notice to the Company as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary; and (g) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act.

  If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest on the Debt Securities of such series, plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any), with respect to Debt Securities of such series have been cured or waived as provided in such Indenture. The Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any Debt Security of such series or (ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

  The Indentures will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

  The Indentures will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities at the respective due dates or redemption dates thereof.

  The Indentures will provide that, subject to provisions in each Indenture relating to its duties in case of default, a Trustee will be under no obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

  Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

  Modifications and amendments of an Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium or Make-Whole Amount, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium or Make-Whole Amount, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; (f) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable; (g) in the case of the Subordinated Indenture, modify the subordination provisions thereof in a manner adverse to the holders of Subordinated Debt Securities of any series then outstanding; or (h) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

  The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the applicable Indenture.

  Modifications and amendments of an Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under such Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (c) to add events of default for the benefit of the holders of all or any series of Debt Securities; (d) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (e) to change or eliminate any provisions of an Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (f) to secure the Debt Securities;
(g) to establish the form or terms of Debt Securities of any series; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (i) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture; or (j) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the outstanding Debt Securities of any series.

  The Indentures will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above),
(c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant such Indenture, and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

  The Indentures will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by the Company or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

  Notwithstanding the foregoing provisions, the Indentures will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting, and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.

CERTAIN DEFINITIONS

  "Indebtedness" means, with respect to any person, (a) any obligation of such person to pay the principal of, premium, if any, interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such person, whether or not a claim for such post-petition interest is allowed in such proceeding), penalties, reimbursement or indemnification amounts, fees, expenses or other amounts relating to any indebtedness of such person (i) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by notes, debentures or similar instruments (including purchase money obligations) given in connection with the acquisition of any property or assets (other than trade accounts payable for inventory or similar property acquired in the ordinary course of business), including securities, for the payment of which such person is liable, directly or indirectly, or the payment of which is secured by a lien, charge or encumbrance on property or assets of such person, (iii) for goods, materials or services purchased in the ordinary course of business (other than trade accounts payable arising in the ordinary course of business), (iv) with respect to letters of credit or bankers acceptances issued for the account of such person or performance bonds, (v) for the payment of money relating to a Capitalized Lease Obligation (as defined in the Indenture), or (vi) under interest rate swaps, caps or similar agreements and foreign exchange contracts, currency swaps or similar agreements; (b) any liability of others of the kind described in the preceding clause (a) which such person has guaranteed or which is otherwise its legal liability; and (c) any and all deferrals, renewals, extensions and refunding of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a) or (b).

  "Senior Indebtedness" means Indebtedness of the Company, whether outstanding on the date of issue of any Subordinated Debt Securities or thereafter created, incurred, assumed or guaranteed by the Company, other than the following: (a) any Indebtedness as to which, in the instrument evidencing such Indebtedness or pursuant to which such Indebtedness was issued, it is expressly provided that such Indebtedness is subordinate in right of payment to all indebtedness of the Company not expressly subordinated to such Indebtedness; (b) any Indebtedness which by its terms refers explicitly to the Subordinated Debt Securities and states that such Indebtedness shall not be senior, shall be pari passu or shall be subordinated in right of payment to the Subordinated Debt Securities; and (c) with respect to any series of Subordinated Debt Securities, any Indebtedness of the Company evidenced by Subordinated Debt Securities of the same or of another series. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include: (x) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods, materials and services purchased in the ordinary course of business, or (y) Indebtedness of the Company to a subsidiary of the Company.

SUBORDINATION

  Unless otherwise provided in the applicable Prospectus Supplement, Subordinated Debt Securities will be subject to the following subordination provisions.

  The payment of the principal of, interest on, or any other amounts due on, the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in cash in full of all Senior Indebtedness of the Company. No payment on account of the principal of, redemption of, interest on or any other amounts due on the Subordinated Debt Securities and no redemption, purchase or other acquisition of the Subordinated Debt Securities may be made, unless (a) full payment in cash of amounts then due for principal, sinking funds, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not a claim for such post-petition interest is allowed in such proceeding), penalties, reimbursement or indemnification amounts, fees and expenses, and of all other amounts then due on all Senior Indebtedness shall have been made or duly provided for pursuant to the terms of the instrument governing such Senior Indebtedness, and (b) at the time of, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Indebtedness or any agreement pursuant to which any Senior Indebtedness has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Indebtedness being declared due and payable and not rescinded. In addition, the Subordinated Indenture provides that, if holders of any Senior Indebtedness notify the Company and the Subordinated Trustee that a default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity thereof, no payment on account of principal, sinking fund or other redemption, interest or any other amounts due on the Subordinated Debt Securities and no purchase, redemption or other acquisition of the Subordinated Debt Securities will be made for the period (the "Payment Blockage Period") commencing on the date such notice is received and ending on the earlier of (i) the date on which such event of default shall have been cured or waived or (ii) 180 days from the date such notice is received. Notwithstanding the foregoing, only one payment blockage notice with respect to the same event of default or any other events of default existing and known to the person giving such notice at the time of such notice on the same issue of Senior Indebtedness may be given during any period of 360 consecutive days. No new Payment Blockage Period may be commenced by the holders of Senior Indebtedness during any period of 360 consecutive days unless all events of default which triggered the preceding Payment Blockage Period have been cured or waived. Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company, all Senior Indebtedness must be paid in full in cash before the holders of the Subordinated Debt Securities are entitled to any payments whatsoever.

  The Subordinated Indenture does not restrict the amount of Senior Indebtedness or other indebtedness of the Company or any Subsidiary. As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Subordinated Debt Securities may recover ratably less than general creditors of the Company.

  If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the Company's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  Unless otherwise indicated in the applicable Prospectus Supplement, the Company will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities issued under any Indenture that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

  The Indentures will provide that, unless otherwise indicated in the applicable Prospectus Supplement, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, and to hold moneys for payment in trust) ("defeasance") or
(b) to be released from certain obligations with respect to such Debt Securities under the applicable Indenture (including the restrictions described under "--Certain Covenants") or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling received from or published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium or Make-Whole Amount, if any) and interest.

  "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

  Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

  In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event Default other than the Event of Default described in clause (d) under "--Events of Default, Notice and Waiver" with respect to specified sections of an Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "--Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such of Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into shares of Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

BOOK-ENTRY SYSTEM

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company ("DTC"), as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depositor to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants.

  The Company expects that, pursuant to procedures established by DTC, ownership of beneficial interests in any Global Security with respect to which DTC is the Depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Debt Securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. Beneficial owners of Debt Securities evidenced by a Global Security will not be considered the owners or holders thereof under the applicable Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Security with respect to which DTC is the Depository must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a holder under the applicable Indenture. The Company understands that, under existing industry practice, if it requests any action of holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

  Payments of principal of, any premium or Make-Whole Amount and any interest on individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to or at the direction of the Depository or its nominee, as the case may be, as the registered owner of the Global Security under the applicable Indenture. Under the terms of the applicable Indenture, the Company and the Trustee may treat the persons in whose name Debt Securities, including a Global Security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Debt Securities (including principal, premium or Make-Whole Amount, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant Global Security as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such Participants. Redemption notices with respect to any Debt Securities represented by a Global Security will be sent to the Depository or its nominee. If less than all of the Debt Securities of any series are to be redeemed, the Company expects the Depository to determine the amount of the interest of each Participant in such Debt Securities to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining any records with respect thereto.

  Neither the Company nor the Trustee will be liable for any delay by the holders of a Global Security or the Depository in identifying the beneficial owners of Debt Securities and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Security or the Depository for all purposes. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

  The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

PAYMENT AND PAYING AGENTS

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

  All moneys paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium, Make-Whole Amount or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium, Make-Whole Amount or interest has become due and payable will be repaid to the Company, and the holder of such Debt Security thereafter may look only to the Company for payment thereof.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                        DESCRIPTION OF PREFERRED STOCK

  The description of the Company's preferred stock, par value $.01 per share ("Preferred Stock"), set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Amended and Restated Bylaws (the "Bylaws").

GENERAL

  Under the Articles of Incorporation, the Company has authority to issue 10 million shares of Preferred Stock, none of which was outstanding as of July 25, 1996. Shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of the Company. Prior to issuance of shares of each series, the Board of Directors is required by the Maryland General Corporation Law ("MGCL") and the Company's Articles of Incorporation to fix for each series, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then market price of such shares of Common Stock.

TERMS

  The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation and Bylaws and any applicable amendment to the Articles of Incorporation designating terms of a series of Preferred Stock (a "Designating Amendment").

  Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

    (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

    (12) The relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

  Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

  Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

  Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

  If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if a series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of such series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if a series of Preferred Stock does not have a cumulative dividend, full dividends on all shares of the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the

REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

  If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by any other equitable manner determined by the Company.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

  Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock, and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTIONS ON OWNERSHIP

  For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

  The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

  The description of the Company's Common Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.

GENERAL

  Under the Articles of Incorporation, the Company has authority to issue 100 million shares of Common Stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. At July 25, 1996, the Company had outstanding 7,544,171 shares of Common Stock.

TERMS

  Subject to the preferential rights of any other shares or series of stock, holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

  Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the Directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any Directors.

  Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

  The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

  All shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

  Pursuant to the MGCL, a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation do not provide for a lesser percentage in such situations.

RESTRICTIONS ON OWNERSHIP

  For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

                  RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

  For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Test"), and such shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. The Articles of Incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of the Company's capital stock in excess of the Ownership Limit. Pursuant to the Code, generally, certain types of entities, such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, corporations, trusts and partnerships will be looked-through for purposes of the Five or Fewer Test (i.e., the beneficial owners of such entities will be counted as holders). The Company's Articles of Incorporation limit such entities under the Look-Through Ownership Limit to holdings of no more than 15% of the aggregate value of the Company's shares of capital stock. Any transfer of shares of capital stock or any security convertible into shares of capital stock that would create a direct or indirect ownership of shares of capital stock in excess of the Ownership Limit or the Look-Through Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the shares of capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit or the Look-Through Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's REIT status.

  Capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit or the Look-Through Ownership Limit or that causes the Company to be treated as "closely-held" under Section 856(h) of the Code or is otherwise not permitted as provided above, will be designated shares in trust ("Shares in Trust") that will be transferred, by operation of law, to a person unaffiliated with the Company designated by the Board of Directors as trustee (the "Trustee") of a trust (the "Share Trust") for the benefit of one or more charitable organizations. Shares in Trust will remain issued and outstanding Common or Preferred

Shares of the Company and will be entitled to the same rights and privileges as all other shares of the same class or series. The Trustee will receive all dividends and distributions on the Shares in Trust for the Share Trust and will hold such dividends or distributions in trust for the benefit of one or more designated charitable beneficiaries. The Trustee will vote all Shares in Trust. Any vote cast by the proposed transferee in respect of the Shares in Trust prior to the discovery by the Company that such shares have been transferred to the Share Trust shall be rescinded and shall be void ab initio. Any dividend or distribution paid to a proposed transferee or owner of Shares in Trust prior to the discovery by the Company that such shares have been transferred to the Share Trust will be required to be repaid upon demand to the Trustee for the benefit of one or more charitable beneficiaries. The Trustee may, at any time the Shares in Trust are held in the Share Trust, transfer the interest in the Share Trust representing the Shares in Trust to any person whose ownership of the shares of capital stock designated as Shares in Trust would not violate the Ownership Limit or the Look-Through Ownership Limit, or otherwise result in the disqualification of the REIT, as described above, and provided such permitted transferee purchases such shares for valuable considerations. Upon such sale, the proposed original transferee will receive the lesser of (i) the price paid by the original transferee shareholder for the shares of capital stock that were transferred to the Share Trust, or if the original transferee shareholder did not give value for such shares (e.g., the capital stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which such shares of Shares in Trust were designated for the ten days immediately preceding such sale or gift and (ii) the price received by the Trustee from such sale. Any amounts received by the Trustee in excess of the amounts paid to the proposed transferee will be distributed to one or more charitable beneficiaries of the Share Trust. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of shares held in the Share Trust may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Shares in Trust and to hold the Shares in Trust on behalf of the Company.

  In addition, the Company has the right, for a period of 90 days during the time any shares of Shares in Trust are held by the Trustee, to purchase all or any portion of the Shares in Trust from the Trust at the lesser of (i) the price initially paid for such shares by the original transferee-shareholder, or if the original transferee-shareholder did not give value for such shares (e.g., the shares were received through a gift, device or other transaction), the average closing price for the class of stock from which such Shares in Trust were designated for the ten days immediately preceding such sale or gift, and (ii) the average closing price for the class of shares form which such Shares in Trust were designated for the ten trading days immediately preceding the date the Company elects to purchase such shares. The 90-day period begins on date of the violative transfer if the original transferee-shareholder gives notice to the Company of the transfer or, if no such notice is given, the date the Board of Directors determines that a violative transfer has been made.

  All certificates representing shares of stock of the Company bear a legend referring to the restrictions described above.

  Each shareholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of capital stock as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

  The Ownership Limit and the Look-Through Ownership Limit may have the effect of precluding acquisition of control of the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain material U.S. Federal income tax considerations to the Company regarding the offering of Securities. The following discussion is not exhaustive of all possible tax considerations and is not tax advice. The Code provisions governing the Federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and the administrative and judicial interpretations thereof. The following discussion is based on current law. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific Securities acquired by such holder as well as his particular situation, and this discussion does not attempt to address any aspects of Federal income taxation relating to the holders of Securities. Certain Federal income tax considerations relevant to holders of Securities will be provided in the applicable Prospectus Supplement relating thereto.

  EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO SUCH PURCHASER'S SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, HOLDING AND SALE OF SECURITIES.

TAXATION OF THE COMPANY

  The Company intends to operate so as to meet the requirements under the Code for qualification as a REIT, commencing with its taxable year ending December 31, 1995. No assurance can be given, however, that such requirements will be met. Based on various assumptions and factual representations made by the Company, in the opinion of Phillips, Lytle, Hitchcock, Blaine & Huber, counsel to the Company, the Company has been organized in conformity with the requirements for qualification as a REIT beginning with its taxable year ending December 31, 1995, and its proposed method of operation as described in this Prospectus and as represented by the Company will enable it to satisfy the requirements for such qualification. Such qualification depends upon the Company's ability to meet the various requirements imposed under the Code through actual operating results, as discussed below. Phillips, Lytle, Hitchcock, Blaine & Huber will not review these operating results, and no assurance can be given that actual operating results will meet these requirements. The opinion of Phillips, Lytle, Hitchcock, Blaine & Huber is not binding on the Internal Revenue Service (the "Service"). In addition, the opinion of Phillips, Lytle, Hitchcock, Blaine & Huber is also based upon existing law, Treasury regulations, currently published administrative positions of the Service and judicial decisions, which are subject to change either prospectively or retroactively.

  In any year in which the Company qualifies as a REIT, it generally will not be subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Code generally allow a REIT to deduct distributions paid to its shareholders. This deduction for distributions paid to shareholders substantially eliminates the Federal "double taxation" on earnings (once at the corporate level and once again at the shareholder level) that usually results from investments in a corporation.

  Even if the Company qualifies as a REIT, however, the Company will be subject to Federal income tax, as set forth below. First, the Company will be taxed at regular corporate rates on its undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" as a consequence of its items of tax preference. Third, if the Company has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other disposition of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy either the 75% or 95% gross income test (discussed below) but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the

Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and
(iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company should dispose of any of the asset owned at the time of the Initial Offering that had a fair market value at such time in excess of its adjusted tax basis ("Built-In-Gain") or any asset acquired by the Company from a C corporation (i.e., a corporation generally subject to the full corporate level tax) in a carryover basis transaction during the ten-year period (the "Recognition Period") beginning on the date of the Initial Offering with respect to assets owned by the Company at the time of the Initial Offering, or the date on which the asset was acquired by the Company from a C corporation, then, to the extent of the Built-In Gain, such gain will be subject to a tax at the highest regular corporate rate, pursuant to guidelines issued by the Service (the "Built-In Gain Rules").

REQUIREMENTS FOR QUALIFICATION

  To qualify as a REIT, the Company must elect to be so treated and must meet the requirements, discussed below, relating to the Company's organization, sources of income, nature of assets and distributions of income to shareholders ("REIT Requirements").

ORGANIZATIONAL REQUIREMENTS

  The Code defines a REIT as a corporation, trust or association: (i) that is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that would be taxable as a domestic corporation but for the REIT Requirements, (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons, and (vi) at all times during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities). In addition, certain other tests, described below, regarding the nature of its income and assets also must be satisfied. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) (the "100 shareholder" and "five or fewer" requirements) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (v) and
(vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition
(vi).

  Prior to consummation of the Initial Offering, the Company did not satisfy conditions (v) and (vi) above. The Initial Offering and related transactions allowed the Company to satisfy the 100 shareholder and five or fewer requirements. In addition, the Company's Articles of Incorporation currently include certain restrictions regarding transfer of its stock, which restrictions are intended (among other things) to assist the Company in continuing to satisfy conditions (v) and (vi) above.

  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Effective January 1, 1995, the Company changed its taxable year to the calendar year.

  In order to provide the Company with flexibility, the Company owns the Properties through the Partnership. The Company holds a 99% limited partnership interest in the Partnership. The Subsidiary, a wholly-owned subsidiary of the Company, holds a 1% general partner interest in the Partnership. The Partnership and the Subsidiary are qualified REIT subsidiaries. A qualified REIT subsidiary is any corporation that is 100% owned by a REIT at all times during the period the subsidiary is in existence. Under Section 856(i) of the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT, and all assets, liabilities, income, deductions, and credits of the qualified REIT subsidiary are treated as assets, liabilities and such items

(as the case may be) of the REIT. The Partnership is currently disregarded for Federal income tax purposes since the existence of the Subsidiary is ignored for Federal income tax purposes and, as a result, the Partnership has only one partner for Federal income tax purposes.

  Although the Partnership is, as of July 25, 1996, wholly-owned by the Company and the Subsidiary, the Company anticipates using units of the Partnership to acquire properties from unrelated third parties which would result in the Partnership being treated as a partnership for Federal income tax purposes and the Company being treated as a partner in the Partnership. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnership will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

INCOME TESTS

  To maintain qualification as a REIT, three gross income requirements must be satisfied annually.

  . First, at least 75% of the Company's gross income, excluding gross income from certain dispositions of property held primarily for sale to customers in the ordinary course of a trade or business ("prohibited transactions"), for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents form real property" and in certain circumstances, interest) or from certain types of temporary investments.

  . Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

  . Third, less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year is derived from gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversion and sales of foreclosure property). For purposes of applying the 30% gross income test, the holding period of the Properties acquired by the Company at the time of the Initial Offering will be deemed to have commenced on the date of acquisition.

  Rents received or deemed to be received by the Company will qualify as "rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met.

  . First, the amount of rent generally must not be based in whole or in part on the income or profits of any person.

  . Second, the Code provides that rents from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant").

  . Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as "rents from real property."

  . Finally, for rents to qualify as "rents from real property" the REIT must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income; provided, however, that a REIT may provide services with respect to its properties and the income will qualify as "rents from real property" if the services are "usually or customarily rendered" in connection with the rental of a room or other space for occupancy only and are not otherwise considered "rendered to the occupant."

  The Company does not anticipate charging rent that is based in whole or in part on the income or profits of any person. The Company will not derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents. The Company does not anticipate receiving rent from Related Party Tenants.

  The Company provides certain services with respect to the Properties. The Company believes that the services provided by it directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants and therefore that the provision of such services will not cause rents received with respect to the Properties to fail to qualify as rents from real property. Services with respect to the Properties that may not be provided by the Company directly will be performed by independent contractors.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is eligible for relief under certain provisions of the Code. These relief provisions will generally be available if (i) the Company's failure to meet these tests was due to reasonable cause and not due to willful neglect,
(ii) the Company attaches a schedule of the sources of its income to its Federal income tax return and (iii) any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether, in all circumstances, the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because non-qualifying income that the Company intentionally incurs exceeds the limits on such income, the Service could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above, even if these relief provisions apply, a 100% tax would be imposed on the greater of the amount by which the Company fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect the Company's profitability. No similar mitigation provision provides relief if the Company fails the 30% income test, and in such case, the Company will cease to qualify as a REIT.

ASSET TESTS

  At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature and diversification of its assets.

  . First, at least 75% of the value of the Company's total assets must be represented by real estate assets, cash, cash items and government securities.

  . Second, no more than 25% of the value of the Company's total assets may be represented by securities other than those in the 75% asset class.

  . Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

ANNUAL DISTRIBUTION REQUIREMENTS

  To qualify as a REIT, the Company is required to make distributions (other than capital gain distributions) to its shareholders in an amount at least equal to (a) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends-paid deduction and the Company's capital gain) and (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its Federal income tax return for such year and if paid on or before the first regular distribution after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes less than 100% (but at least 95%) of its "REIT taxable income" as adjusted, it will be subject to tax thereon at regular ordinary or capital gains corporate tax rates, as the case may be. Further, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for that year, (b) 95% of its REIT capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, during its Recognition Period, if the Company disposes of any asset subject to the Built-In Gain Rules, the Company will be required, pursuant to guidance issued by the Service, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of the asset.

  The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements.

  It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of non-cash deductions. In the event that such timing differences occur, the Company may find it necessary to arrange for borrowings, if possible, in order to meet the distribution requirement.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

EARNINGS AND PROFITS

  In order to qualify as a REIT, the Company must either satisfy the REIT requirements described in this Prospectus for all taxable years after 1986 or have, at the close of any taxable year, no earnings and profits attributable to a non-REIT year. Pursuant to Treasury Regulations, in order to qualify under either of these two provisions, the Company must not have acquired the assets of a corporation in a nonrecognition transaction after 1986 with accumulated earnings and profits attributable to a non-REIT period unless, by the close of its first taxable year, such earnings are distributed to the shareholders. Accordingly, any earnings and profits that are carried over to the Company through the transactions resulting in the formation of the Company (the "Formation Transactions") were required, pursuant to Section 381 of the Code, to have been distributed to the shareholders prior to the close of the Company's first taxable year. The Company has represented that it had no non-REIT earnings and profits for Federal income tax purposes as of the end of its first taxable year ended December 31, 1995. In rendering its opinion regarding the eligibility of the Company to qualify as a REIT, Phillips, Lytle, Hitchcock, Blaine & Huber is relying on such representation. The Company believes that even if there were a subsequent determination that it received non-REIT earnings and profits in the Formation Transactions, distributions to shareholders in 1995 in excess of current earnings and profits likely were sufficient to distribute any such non-REIT earnings and profits. Moreover, although not free from doubt, pursuant to Treasury Regulations, the Company may be able to use certain "deficiency dividend" procedures to distribute any non-REIT earnings and profits determined to exist that were not distributed by the close of the 1995 taxable year. There can be no assurance, however, that 1995 distributions were sufficient to distribute any non-REIT earnings and profits determined to exist or that such deficiency dividend procedures would be available. In the event that 1995 distributions were insufficient to distribute any such non-REIT earnings and profits, and the Company were unable to utilize the deficiency dividend procedures in the Treasury Regulations, the Company would fail to qualify as a REIT.

FAILURE TO QUALIFY

  If the Company fails to qualify as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be dividends, taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless the Company is entitled to relief under specific statutory provisions, the Company also will be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because non-qualifying income that the Company intentionally incurs exceeds the limit on such income, the Service could conclude that the Company's failure to satisfy the tests was not due to reasonable cause.

BUILT-IN GAIN

  To the extent the Company held any asset that has Built-In Gain as of the first day of the first taxable year for which the Company qualifies as a REIT, the Company may recognize a corporate level tax at the time it disposes of such asset. Pursuant to Section 337(d)(1) of the Code, Congress has authorized the Service to issue regulations to ensure that the repeal of the General Utilities doctrine is not circumvented through the use of investment vehicles like a REIT. In Notice 88-19, 1988-1 C.B. 486, the Service announced that it intends to promulgate regulations requiring a C corporation to recognize any net Built-In Gain that would have been realized if the corporation had liquidated at the end of the last taxable year before the taxable year in which it qualifies to be taxed as a REIT. However, in lieu of this immediate recognition rule, the regulations will permit a REIT to elect to be subject to rule similar to rules applicable to S corporations with built-in gains under
Section 1374 of the Code. Section 1374 of the Code generally provides that a corporation with appreciated assets that elects S corporation status will recognize a corporate level tax on the built-in gain if the S corporation disposes of the appreciated assets within a ten-year period commencing on the date on which the S corporation election was made. The Company has represented that it will elect to have rules similar to the rules of Section 1374 of the Code apply to it. Accordingly, if the Company disposes of appreciated assets in a taxable transaction within a ten-year period commencing on the date the Company first qualifies as a REIT, the Company will be taxed at the corporate level on the Built-in Gain attributable to the disposed assets. For these purposes, the assets owned by the Company prior to the Formation Transactions will be appreciated assets. If these assets are disposed of within the ten-year recognition period, the Company will recognize a corporate level tax on the Built-In Gain attributable to the disposed assets. Accordingly, the disposition of assets acquired in the Formation Transactions will adversely affect a shareholder's investment in the Company. However, the Company may dispose of Property that is subject to the tax on Built-in Gain in a tax-free exchange of like-kind property pursuant to Section 1031 of the Code which will not trigger Built-In Gain. Moreover, the Company does not anticipate disposing of a substantial portion of its Built-In Gain assets, other than in a tax-free exchange, within the ten-year recognition period. The Company estimates that the amount of Built-In Gain with respect to the Properties is approximately $5,000,000 and the amount of the corporate level tax if such Built-In Gain was recognized would be approximately $1,750,000 at current tax rates. The amount of such Built-In Gain is based upon the Company's determination of fair value as of the first day of the first taxable year for which the Company qualified as a REIT which valuation could be challenged by the Service.

                             PLAN OF DISTRIBUTION

  The Company may sell Securities to or through one or more underwriters or dealers for public offering and sale by or through them, and may also sell Securities directly to one or more institutional or other purchasers, through agents or through any combination of these methods of sale. Any such underwriter, dealer or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement.

  Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell the Securities in exchange for one or more of its outstanding issues of debt or convertible or exchangeable debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as shall be set forth in any Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commission allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

  Each series of Debt Securities or Preferred Stock will be a new issue with no established trading market. The Company may elect to list any series of Debt Securities or Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

  Underwriters, dealers and agents and their associates may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount no less than, and the aggregate principal amounts of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company.

Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Debt Securities less the principal amount thereof covered by the Contracts. If in conjunction with the sale of Debt Securities to institutions under Contracts, Debt Securities are also being sold to the public, the consummation of the sale under the Contracts shall occur simultaneously with the consummation of the sale to the public. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such Contracts.

  In order to comply with the securities laws of certain states and other jurisdictions, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or other jurisdiction or an exemption from the registration or qualification requirement is available and is complied with.

  Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities offered hereby may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                 LEGAL MATTERS

  Phillips, Lytle, Hitchcock, Blaine & Huber, Buffalo, New York, will pass upon certain legal matters for the Company. Phillips, Lytle, Hitchcock, Blaine & Huber has in the past represented and is presently representing the Company in certain other matters. Robert J. Attea, Chairman of the Board of the Company, is the brother of a partner of Phillips, Lytle, Hitchcock, Blaine & Huber. Several partners of Phillips, Lytle, Hitchcock, Blaine & Huber own shares of Common Stock. Phillips, Lytle, Hitchcock, Blaine & Huber will rely upon the opinion of Hogan & Hartson L.L.P., Washington, D.C., as to all matters of Maryland law.

                                    EXPERTS

  The financial statements and schedules thereto incorporated by reference in this Prospectus or elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Ernst & Young LLP, independent accountants, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR PAINEWEBBER INCORPORATED. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                          PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............................................  S-3
Risk Factors..............................................................  S-5
Use of Proceeds........................................................... S-10
Industry Overview......................................................... S-10
The Company............................................................... S-12
The Properties............................................................ S-14
Certain Federal Income Tax Considerations to Holders of Common Shares..... S-18
Underwriting.............................................................. S-22
Experts................................................................... S-22
Legal Matters............................................................. S-23
                                PROSPECTUS
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Use of Proceeds...........................................................    3
Ratios of Earnings to Fixed Charges.......................................    4
Description of Debt Securities............................................    4
Description of Preferred Stock............................................   19
Description of Common Stock...............................................   24
Restrictions on Transfers of Capital Stock................................   25
Certain Federal Income Tax Considerations.................................   27
Plan of Distribution......................................................   33
Legal Matters.............................................................   34
Experts...................................................................   34

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                               1,500,000 SHARES

                           SOVRAN SELF STORAGE, INC.

                                 COMMON STOCK

                         ----------------------------

                             PROSPECTUS SUPPLEMENT

                         ----------------------------

                           PAINEWEBBER INCORPORATED

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                                APRIL 16, 1997

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